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                                                                    EXHIBIT 99.4

                      LETTER TO CLIENTS OF NOMINEE HOLDERS

To Our Clients:

         We are sending this letter because we hold shares of Blue River Bancshares, Inc. common stock for you. Blue River Bancshares, Inc. has commenced an offering of subscription rights to purchase its common stock, as described in the enclosed Prospectus. We have enclosed your copy of the following documents:

         1.       The Prospectus; and

         2.       The Beneficial Owner Election Form.

         We urge you to read these documents carefully before instructing us to exercise your subscription rights. We will act on your behalf according to your instructions. We will not exercise your subscription rights unless you instruct us to do so.